FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM ANNOUNCES VOTING RESULTS FROM THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TORONTO, June 5, 2018 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced the voting results from its Annual and Special Meeting of Shareholders held on June 1, 2018. The results of the director elections were as follows:

Name	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	5,071,936	98.89	56,904	1.11
Dr. Robert Kirkman	5,071,906	98.89	56,934	1.11
Dr. Michael Moore	5,072,821	98.91	56,019	1.09
Dr. Thomas Reynolds	5,071,906	98.89	56,934	1.11
Dr. Niclas Stiernholm	5,072,479	98.90	56,361	1.10
Dr. Calvin Stiller	5,073,051	98.91	55,789	1.09
Dr. Helen Tayton-Martin	5,073,252	98.92	55,588	1.08

The shareholders of the Corporation also voted to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year, and approved the Corporation’s 2018 Stock Option Plan.

Retiring director Dr. Henry Friesen appointed Director Emeritus

Trillium is pleased to announce the appointment of Dr. Henry Friesen as Director Emeritus. Dr. Calvin Stiller, Chair of the Board of Directors, commented on Dr. Friesen’s retirement from the Board of Directors. “Dr. Friesen, who is one of the most celebrated living Canadian physicians and scientists, responsible for such extraordinary accomplishments as discovering prolactin, and founding the Canadian Institutes of Health Research and Genome Canada, has honored us by being a director of the company for the past 7 years. We have benefited from his wisdom and commitment to integrity and in recognition of his contribution we have created the honorific position of Director Emeritus which Dr. Friesen has kindly accepted. We thank him for his extraordinary service to the company.”

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-621 has recently been granted an Orphan Drug Designation by the FDA for the treatment of cutaneous T-cell lymphoma. TTI-622, an IgG4 SIRPaFc protein which is primarily being developed for combination therapy, is expected to begin clinical testing in 2018. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Jessica Dyas
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com